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SEC
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MAR 01 2016

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SEC FILE NUMBER
8-68088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAG Associates LLC (FKA Grey Bassett, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Indian Head Rd.
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - *if individual, state last, first, middle name*)

210 Danbury Rd.	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✔ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB

OATH OR AFFIRMATION

I, Carol Romaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAG Associates LLC (FKA Grey Bassett, LLC) as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public



JASON W WINGATE
Notary Public
Connecticut
My Commission Expires May 31, 2018

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (e) Statement of Cash Flows
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) Statement of Exemption from Rule 15c3-3.
- (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ✓ (l) An Oath or Affirmation.
- (m) SIPC Supplemental Report and Independent Accountant's Report
- (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PAG ASSOCIATES LLC
(FKA Grey Bassett, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

INDEX



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210 7364 • FAX (203) 210 7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
PAG Associates LLC (FKA Grey Bassett, LLC)

We have audited the accompanying statement of financial condition of PAG Associates LLC's (FKA Grey Bassett, LLC) (the "Company"), and the related notes as of December 31, 2015.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Halpern & Associates, LLC

Wilton, Connecticut
February 15, 2016

PAG Associates LLC
(FKA Grey Bassett, LLC)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	8,452
Fixed assets, net of accumulated depreciation of $1,912		462
Prepaid expenses		3,692
Other assets		28
Total Assets	$	12,634
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	500
		500
Members' equity		12,134
Total Liabilities and Members' Equity	$	12,634

See accompanying notes to the Statement of Financial Condition

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

PAG Associates, LLC (the "Company") was formed in December 2015 as a limited liability company under the laws of the State of Delaware. The Company's predecessor, Grey Basset, LLC, was merged into the Company on December 18, 2015, and this financial statement includes the accounts of the two legal entities, as merged. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides various consulting and advisory services.

During the prior year, the Company terminated its relationship with its only remaining customer, and as a result, has had no revenues since that time, including the entirety of the year ended December 31, 2015. As of the date of this financial statement, the Company has not established any new customer relationships and is not currently generating any revenue. While the Company is seeking to establish new customer relationships, there can be no assurances that such relationships will occur. As a result, the Company's ability to continue as a going concern is in question.

The Company does not carry securities accounts for customers or perform custodial services and accordingly claims exemption from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

Basis of Presentation

The Company's Statement of Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value of Instruments

The Company's financial instruments are cash, fees receivable and accounts payable. The recorded value of the cash, fees receivable and accounts payable approximate their fair values based on their short-term nature.

Revenue Recognition

Revenue from advisory services is recorded as the fees are earned and are reasonable determinable and collectability is reasonably assured.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is recorded on a straight line basis over the estimated useful life of the asset.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. No provision has been made for federal and state income taxes, since the Company's income or loss is reportable by its members on their individual tax returns.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognized the effect of tax positions only when they are more than likely not to be sustained. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of at least $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015 the Company maintained net capital of $7,952 which was $2,952 in excess of its required net capital requirement of $5,000, and the ratio of aggregated indebtedness to net capital was 6.29 to 1.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no commitments or contingent liabilities as of December 31, 2015.

NOTE 5 – SUBSEQUENT EVENTS

In January 2016, a member of the Company contributed $5,000 to enhance the Company's regulatory net capital position. There were no other events after December 31, 2015 through the date of this report that would require recognition or disclosure in the Statement of Financial Condition.